Exhibit 34.2

Report of Independent Registered Public Accounting Firm

To the management of Macquarie Securities Management Pty Limited:

We have examined Macquarie Securities Management Pty Limited’s (the “Company”) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions for which the Company served as a servicer that are backed by lease contracts, hire purchase contracts and loan contracts in relation to motor vehicle assets that were completed on or after January 1, 2006 and that were registered with the U.S. Securities Exchange Commission pursuant to the Securities Act of 1933 (the “Platform”), as of March 31, 2017 and for the year then ended, excluding the criteria which the Company has determined are not applicable to the servicing activities performed by them with respect to the Platform, as indicated in Appendix A of the Reports on Assessment of Compliance with Regulation AB Servicing Criteria (“Management’s Report”). Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with the servicing criteria set forth in Item 1122(d)(3)(i)(B) of Regulation AB applicable to the Company during the year ended March 31, 2017. As required by 1122(d)(3)(i)(B), information provided in reports to investors should be calculated in accordance with the terms specified in the transaction agreements. There were certain instances where information provided in the monthly servicer reports to investors was not calculated in accordance with the terms specified in the transaction agreements.

In our opinion, except for the material noncompliance described in the preceding paragraph, Macquarie Securities Management Pty Limited complied with the aforementioned applicable servicing criteria as of and for the year ended March 31, 2017 for the Platform, in all material respects.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

June 23, 2017

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO Box 2650, Sydney, NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.